February 19, 2008

Mail Stop 6010

By U.S. Mail and facsimile to (651) 481-7690

Pamela S. Krop
Vice President, General Counsel and Secretary
St. Jude Medical, Inc.
One Lillehei Plaza
St. Paul, Minnesota 55117

        Re: St. Jude Medical, Inc.
                    Definitive 14A
                    Filed April 2, 2007
                    File No. 001-12441

Dear Ms. Krop:

      We have reviewed your letter dated January 7, 2008 responding to our letter dated December 5, 2007. Without more detail, we cannot agree or disagree with your conclusion that you have an appropriate basis to omit the identified performance targets related to the company's prior year corporate revenue and prior year corporate earnings per share. Since you are in possession of all of the facts related to your disclosure, we have decided that we have no basis to disagree with your decision to omit this information from your filing. As in all cases, we remind you that you are responsible for the adequacy and accuracy of the disclosure in your filings.   We do not have any further comments on your filing.

      If you have any further questions regarding our review of your filing, please call me at (202) 551-3397.

                                  Sincerely,

                                  Perry J. Hindin
                                  Special Counsel